Mail Stop 7010

September 19, 2005

Via U.S. mail and facsimile

Parrish Medley, Chief Executive Officer
Davi Skin, Inc.
301 North Canon Drive, Suite #328
Beverly Hills, CA  90210

	RE:	Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Form 10-QSB for the Fiscal Quarter Ended June 30, 2005 Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
			File No. 0-32843

Dear Mr. Medley:

      We have reviewed your response letter dated September 15,
2005
and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

2. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 1. Description of Business, page 3
3. Your response to our comment 2 does not include what your revision will look like in your future filings. As previously requested, please expand your disclosure to include information regarding the sources and availability of your raw materials. In addition, please include a discussion of any material agreements you have entered into with suppliers. Refer to Item 101(b)(5) of Regulation S-B.
4. Your response to our comment 3 does not include how your revision will appear in your future filings. As previously requested, please expand your disclosure to include a discussion regarding the significant terms of the contract you entered into with the formulator for your skin creme products. Please include in your disclosure the timing and amount of any significant payments which you are obligated to make under this arrangement.

Item 5. Market for Common Equity and Related Stockholder Matters, page 9

Market Information, page 9
5. Your disclosure regarding the range of high and low bid quotations for your common stock does not appear to have given retroactive effect for the 500 for 1 reverse stock split, which occurred in June
2004 for the fiscal quarters ended June 30, 2004 and prior. Please revise your disclosure.







Report of Independent Registered Public Accounting Firm, page F-1
6. The explanatory paragraph included in your auditors` report references Note 9 to the financial statements regarding the restatement relating to the overstatement of general and administrative expenses for the year ended December 31, 2004.
Your
auditors have also dual dated their report, referencing this note. However, the proposed amendment which you included in your response includes information relating to this restatement in Note 8 to the financial statements, rather than in Note 9. Please obtain from your auditors a revised audit opinion, which references the correct note to the financial statements, or revise your notes to the financial statements to present information relating to the restatement in Note
9 rather than in Note 8.
7. The explanatory paragraph included in your auditors` report does not reference the restatements related to the classification of the deficit in stockholders` equity which resulted from the operations of
MW Medical and the classification of cash received from notes payable in your statements of cash flows. Please obtain an updated opinion from your auditors, which references these restatements.

Financial Statements

Balance Sheet, page F-2
8. The amended balance sheet and Note 8 to your financial statements included in your response to us reflect the prepaid portion of the consulting contract in the equity section of your balance sheet. Please tell us how you determined this should be presented as a contra-equity. Please include in your response the terms and conditions included in the contract that you considered in determining that this should be amortized over the life of the contract, rather than expensed as you initially recorded the transaction. Please also disclose the information required by paragraph 32 of SFAS 95 regarding this and other non-cash activities.

Statement of Stockholders` Equity, page F-4
9. We reviewed your proposed revised statement of stockholders` equity. Your statement of stockholders` equity does not equal the activity presented in your proposed revised balance sheet. It appears as though the prepaid consulting expense included in your revised balance sheet is not reflected in a column in your statement of stockholders` equity. Please revise accordingly.

10. We reviewed your proposed revision to your statement of stockholders` equity, in which you have reflected the deficit in stockholders` equity which resulted from the operations of MW Medical as an adjustment to accumulated deficit during development stage. Please ensure your amended Form 10-KSB for the year ended December 31, 2004 and your subsequent Forms 10-QSB include the required disclosures addressing this restatement.

Statements of Cash Flows, page F-5
11. We reviewed your proposed revision to your statements of cash flows regarding cash received from notes payable. Your proposed revision has not classified all cash received from notes payables in financing activities. Your proposed disclosure still includes a portion of the cash received from notes payable in operating activities. Please tell us how you determined a portion of your cash received from notes payable was considered to be an operating activity rather than a financing activity. If after reconsidering you determine the cash received from this notes payable should be included in financing activities, rather than in operating activities, please amend your filing to reflect his change.
Please
ensure your amended Form 10-KSB for the year ended December 31,
2004
and your subsequent Forms 10-QSB include the required disclosures addressing this restatement related to the classification of notes payables from operating activities to financing activities.

Stock-based compensation, page F-8
12. We read your response to our comment 13 and revised
disclosure.
Your revised disclosure indicates that the stock price at the grant
date was $3.00 per share.  Based on your revised disclosure
included
in Note 6 relating to the 325,000 shares of common stock issued for
$2,634,375 for consulting services, it appears as though these shares
were issued at $8.11 per share.  As previously requested, please tell
us what consideration you gave to the apparent difference between these per share amounts.
13. We read your response to our comment 15.  Based on your
response
to our comment 12, we acknowledge that no stock options were issued
to employees during the fiscal year ended December 31, 2004. However, paragraphs 46 through 48 of SFAS 123 as amended by SFAS 148 are applicable to stock options issued to non-employees. As previously requested, please revise your disclosure accordingly.




Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Comments applicable to your overall filing
14. Please address the comments above in your interim Forms 10-QSB as well.

Financial Statements

Statements of Cash Flows, page F-3
15. We reviewed your proposed revision to your statements of cash flows, in which you have reflected the changes in your certificate of deposit as an investing activity rather than as an operating activity. Please ensure your amended Forms 10-QSB for the fiscal quarter ended March 31, 2005 and for the fiscal quarter ended June 30, 2005 include the required disclosures addressing this restatement.

Statement of Stockholders` Equity, page F-4
16. Your disclosure includes a transaction, which occurred in 2005 and is described as an issuance of common stock related to consulting services. Based on your disclosure, you have not included the number of shares that were issued and the corresponding par value related to that issuance. In addition, it does not appear as though this corresponding amount has been reflected in your statement of operations. If our understanding of this transaction is incorrect, please tell us how no common stock and related par value should be recorded and how this was reflected in your statement of operations, including the line item this was recorded in. If our understanding is correct and this transaction should have been included in your financial statements, please amend your financial statements to reflect this. In doing so, please file an amended Form 10-QSB in its entirety and include updated certifications. Please also ensure that the signature page of the Form 10-KSB/A has currently dated signatures.











Notes to Financial Statements
17. In your Form 10-QSB for the fiscal quarter ended March 31, 2005, you disclosed in Note 4 to the financial statements and in Item 2 that you raised approximately $1.8 million, net of issuance costs related to two separate offerings. You disclosed in Item 2 in your
Form 10-QSB for the fiscal quarter ended June 30, 2005 that you raised approximately $0.4 million, net of issuance costs related to two separate offerings. You disclosed that in each of these offerings, funds were raised by selling units, in which each unit consisted of two shares of your common stock and one warrant to purchase an additional share of your common stock at $4.50, exercisable for 24 months. As previously requested, for each of these offerings, please expand your disclosure to include the following:
* the date of each offering,
* the number of units sold in each offering,
* the price paid for each unit,
* the value of your common stock at the date of each of the offerings, and
* the vesting period of the warrants.
Please tell us how the above transactions were reflected in your financial statements for the fiscal quarter ended June 30, 2005 and how they will be reflected in your financial statements for the fiscal quarter ended September 30, 2005, including the specific line items affected.
18. Please expand your disclosure to include a note to the financial statements, which discusses your common stock issuances as presented in your statement of stockholders` equity and the activity you have included in Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

2. Description of Business, History and Summary of Significant
Policies, page F-5

Stock-based compensation, page F-8
19. You disclosed that you did not grant any stock options to employees during the period from March 21, 2004 (date of inception) through March 31, 2005. Please confirm to us that you did not grant any stock options during the period from April 1, 2005 through June
30, 2005. If you did in fact grant stock options, please revise your disclosure accordingly.





Form 8-K
20. Your response includes a note to the financial statements, which references your restatement due to a consulting contract that was initially expensed, rather than amortized over the life of the contract. Please file an Item 4.02 Form 8-K referencing each restatement item, for which you have concluded a restatement is required.

We remind you that when you file your restated Forms 10-KSB/A and 10-
QSB/A you should appropriately address the following:
* an explanatory paragraph in the reissued audit opinion,
* full compliance with APB 20, paragraphs 36 and 37,
* fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
* updated Item 8A. and Item 3 disclosures should include the following:
o a discussion of the restatement and the facts and circumstances surrounding it,
o how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of your disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-B.
* updated certifications.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.




      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.


							Sincerely,


							Rufus Decker
							Accounting Branch Chief

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Parrish Medley
Davi Skin, Inc.
September 19, 2005
Page 1 of 8




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE